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EXHIBIT 99.2

FORM OF PROXY

Exhibit 99.2

00MU9B Security Class Holder Account Number 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual General and Special Meeting to be held on June 4, 2009 This Form of Proxy is solicited by and on behalf of Management. . • You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu. To Receive Documents Electronically . VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below. CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. 9. The Chairman of the meeting has the discretion to accept late proxies received after the deadline set forth below. Proxies submitted must be received by 1:00 pm, Mountain Time, on Tuesday, June 2, 2009. Notes to proxy

Appointment of Proxyholder

I/We, being holder(s) of Suncor Energy Inc. hereby appoint: John T. Ferguson, or failing him, Richard L. George

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of **Suncor Energy Inc.** to be held in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on June 4, 2009 at 1:00 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Plan of Arrangement Involving Suncor Energy Inc. and Petro-Canada** - The Plan of Arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* providing for the amalgamation of Suncor Energy Inc. and Petro-Canada, as more particularly described in the accompanying joint information circular and proxy statement of Suncor Energy Inc. and Petro-Canada.	☐	☐
2. **Adoption of Stock Option Plan** - The adoption of a stock option plan by the corporation formed by the amalgamation of Suncor Energy Inc. and Petro-Canada, conditional upon the Arrangement becoming effective.	☐	☐

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3. **Election of Directors** - The election of the following nominees as directors of Suncor Energy Inc. until the earlier of the completion of the Arrangement and the close of the next annual general meeting.

	For	Withhold		For	Withhold		For	Withhold
01. Mel E. Benson	☐	☐	02. Brian A. Canfield	☐	☐	03. Bryan P. Davies	☐	☐
04. Brian A. Felesky	☐	☐	05. John T. Ferguson	☐	☐	06. W. Douglas Ford	☐	☐
07. Richard L. George	☐	☐	08. John R. Huff	☐	☐	09. M. Ann McCaig	☐	☐
10. Michael W. O'Brien	☐	☐	11. Eira M. Thomas	☐	☐			

	For	Withhold
4. **Appointment of Auditors** - Re-appointment of PricewaterhouseCoopers LLP as auditor of Suncor Energy Inc. until the earlier of the completion of the Arrangement and the close of the next annual general meeting.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

025361 AR2 SUNQ

00MUAG